Exhibit 99.1

Leitch Press Contact: Laura Whitaker
Vice President, Corporate Communications
Tel: +1 (408) 782-1201
laura.whitaker@leitch.com

Leitch Investor Contact: David Toews
Chief Financial Officer
Tel: +1 (416) 445-9640
investors@leitch.com
www.leitch.com

Inscriber Press Contact: Randy Fowlie
Chief Operating Officer
Inscriber Technology
Tel: +1 (519) 570-9111
rfowlie@inscriber.com

16 December 2004	FOR IMMEDIATE RELEASE

Leitch Technology to Acquire Inscriber
Adds Complementary Video Graphics and Digital Signage to its Product Portfolio

TORONTO— Leitch Technology Corporation (TSX:LTV), a leading supplier of high-performance video systems for the professional television industry, announced today it has entered into a definitive agreement to acquire Inscriber Technology Corporation, based in Waterloo, Ontario. Inscriber is a privately held video software company that develops SD (Standard Definition) and HD (High Definition) television graphics and digital signage products for the broadcast and video post-production markets. The companies expect to close the transaction in early January 2005, subject to the satisfaction of customary closing conditions and regulatory approvals. The total purchase price is $18 million, including the assumption of $1.5 million in debt. The purchase will be funded through Leitch’s existing cash balances. Inscriber extends Leitch’s position in the market with a complementary product range focused on broadcast graphics, content branding and logo generation, enabling an Integrated Content Environment™ (ICE) that will streamline workflow for broadcast and media companies, the customer base currently served by both companies.

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Leitch Technology to Acquire Inscriber 2

    "Our customers will benefit from an extensive range of products that are complementary to our existing Leitch offering," said Tim Thorsteinson, president and CEO of Leitch Technology. "This acquisition is one more step in our commitment to focus on broadcast television customers — providing them with technologically advanced, comprehensive television equipment solutions with premium service. Inscriber’s product line will add expansive software design capability that will allow us to leverage R&D resources from both companies and propagate further integration of hardware platforms with software."

    "Inscriber has a complementary customer base to Leitch and adds technical prowess in the graphics software domain that will only become stronger with this acquisition," said Dan Mance, Inscriber president and founder. "With Leitch, we will continue our dedicated customer focus on solutions that are open and that help broadcasters and production facilities create leading-edge graphics and branding imagery. Our software leadership will be enhanced within the Leitch brand."

    Inscriber has been in business for nearly 20 years, and has installations in over 110 countries. By combining Inscriber’s line of broadcast graphics systems, still and clip stores, media servers and digital signage solutions with Leitch’s content production, storage, processing, transmission, and Videotek® test, measurement and monitoring products, Leitch will offer a comprehensive array of products, technologies and services for the television and emerging digital signage and display marketplace.

    Inscriber is expected to contribute approximately $14 million in revenue annually, with gross margins over 60 percent. They are expected to contribute positive earnings and will continue to operate out of Waterloo. Mance, Inscriber’s founder and president who is a respected industry veteran, will become the Chief Technical Officer of Leitch. Randy Fowlie, currently the COO of Inscriber, will run the broadcast graphics product line within the Leitch organization.

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Leitch Technology to Acquire Inscriber 3

    Leitch will host a live audio-only webcast on Friday, December 17, 2004, at 8:00 a.m. (EST). To access the webcast, please enter http://www.leitch.com/specialannouncement. Click on the link for the webcast. From there, you may test or download the required software to access the webcast.

    For those unable to participate in the webcast at the scheduled time, the webcast will be archived and available for replay through the Leitch website. To access the archive, please go to www.leitch.com/investors and click on the link for the Webcast Archive.

Forward-Looking Statements
This news release contains forward-looking statements that involve risk and uncertainties. These statements can be identified by the use of forward-looking terminology such as "may," "will," "expect," "anticipate," "estimate," "plans," "continue," or the negative thereof or other variations thereon or comparable terminology referring to future events or results. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous factors including, without limitation, the timing of acquisitions and expansion opportunities, technological change which may impact the Company’s capital expenditures and results of operations, and competitive factors which may alter the timing and amount of the Company’s capital expenditures, any of which could cause actual results to vary materially from current results or the Company’s currently anticipated future results. Additional information concerning factors that could cause actual results to materially differ from those in such forward-looking statements is contained in the Company’s filings with Canadian and United States securities regulatory authorities. The Company wishes to caution readers not to place undue reliance upon such forward-looking statements that speak only as of the date made. The Company assumes no obligation to update the information contained in this press release.

About Leitch
Leitch Technology is a 33-year global leader in the design and distribution of high-performance video systems for the professional television industry. Leitch offers products and systems that enable operations of any size to streamline workflow, achieving a truly Integrated Content Environment for content production, processing, transmission, management and test and measurement. With a sole focus on and commitment to the television industry, Leitch provides premium customer support. www.leitch.com

About Inscriber
Inscriber is a leading provider of broadcast, post-production and digital signage solutions. With customer installations in more than 110 countries, Inscriber’s character generators (Inca Studio), real-time 2D/3D broadcast graphics platform (Inca RTX), networked graphics/automation (Inca AutoCG), and digital signage solutions (InfoCaster), are the products of choice among communication experts worldwide. Inscriber solutions are also integrated in products from Quantel, Canopus and Adobe. Inscriber’s extensive customer list includes ABC, NBC, CBC, CNN, BBC and Rogers Sportsnet among others. For more information, please visit www.inscriber.com.

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